Exhibit 99.1

MATERIAL FACT

Creative Global Technology Holdings Limited Announces Extraordinary Shareholder Meeting

Hong Kong, February 20, 2025 --- The board of directors of Creative Global Technology Holdings Limited (the “Company” or “CGTL”) passed special resolutions that the Company will hold an extraordinary general meeting of its shareholders (the “EGM”) on Monday, March 10, 2025 at 9:00 a.m. (Eastern Standard Time), or another date to be determined by the board of directors, to seek approval for:

(1)

(i) redesignate the Company’s shares into two share classes being the Class A Ordinary Shares, and the Class B Ordinary Shares. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have twenty votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one vote. Each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one Class A Ordinary Share. In addition, a holder of a Class B Ordinary Share shall have the right to convert one Class B Ordinary Share into one Class A Ordinary as further described in the Second Amended and Restated Memorandum and Articles of Association (the “NEW M&A”);

(ii) increase and redesignate the Company’s authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each.

(2)

(i)       all the authorised and issued and outstanding Ordinary Shares in the authorised share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 8,500,000 Ordinary Shares held by HSZ Holdings Limited) be and are hereby redesignated into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the New M&A on a one for one basis;

(ii)       8,500,000 authorised and issued and outstanding Ordinary Shares held by HSZ HOLDINGS LIMITED be and are hereby redesignated into Class B Ordinary Shares, each conferring HSZ Holdings Limited twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the New M&A on a one for one basis; and

(iii)       the remaining authorized but unissued 1,882,775,000 Ordinary Shares be and are hereby redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 91,500,000 Ordinary Shares be and are hereby redesignated into Class B Ordinary Shares on a one for one basis; and

The meeting will be held at CGTL’s office at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, People’s Republic of China. If approved, the change in the Company’s share capital and redesignation of certain shares will become effective immediately upon approval by the Company’s shareholders.